UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

My Size, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

62844N208
(CUSIP Number)

Ronen Luzon

c/o My Size, Inc.

HaYarden

POB 1026

Airport City, Israel

7010000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Or Kles

c/o My Size, Inc.

HaYarden

POB 1026

Airport City, Israel

7010000

February 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	62844N307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronen Luzon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
588,095 (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
588,095 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
588,095 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Consists of (i) 400,000 shares of restricted stock, (ii) options to purchase up to 8,001 shares of common stock that may be exercised within 60 days of the reporting date, (iii) 174,000 shares of restricted stock which are held by the Reporting Person’s spouse, and (iv) options to purchase up to 6,094 shares of common stock, which are held by the Reporting Person’s spouse, that may be exercised within 60 days of the reporting date.

(2)	Based upon 4,622,792 shares of common stock outstanding on February 16, 2024 which amount was provided to the Reporting Person by the Issuer and assumes the issuance of restricted stock awards granted on February 14, 2024.

CUSIP No.	62844N307

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Billy Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
588,095 (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
588,095 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
588,095 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Consists of (i) 174,000 shares of restricted stock, (ii) options to purchase up to 6,094 shares of common stock that may be exercised within 60 days of the reporting date, (iii) 400,000 shares of restricted stock which are held by the Reporting Person’s spouse, and (iv) options to purchase up to 8,001 shares of common stock, which are held by the Reporting Person’s spouse, that may be exercised within 60 days of the reporting date.

(2)	Based upon 4,622,792 shares of common stock outstanding on February 16, 2024 which amount was provided to the Reporting Person by the Issuer and assumes the issuance of restricted stock awards granted on February 14, 2024.

Item 1.	Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of My Size, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is HaYarden 4, POB 1026, Airport City, Israel 7010000.

On December 8, 2022, the Issuer implemented a 1-for-25 reverse stock split (the "Reverse Stock Split") of the Company's common stock. All amounts have been adjusted to give effect to the Reverse Stock Split.

Item 2.	Identity and Background

(a)	This statement is filed by:

i.	Ronen Luzon; and

ii.	Billy Pardo.

(b)	The principal business address of each Reporting Person is HaYarden 4, POB 1026, Airport City, Israel 701000.

(c)	The principal occupation of Mr. Luzon is serving as the Chief Executive Officer and a Director of the Issuer. The principal occupation of Ms. Pardo is serving as the Chief Product Officer and Chief Operating Officer of the Issuer.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Considerations

On February 14, 2024, the Issuer granted 300,000 restricted Shares and 150,000 restricted Shares to Mr. Luzon and Ms. Pardo, respectively, which vest in three equal installments on January 1, 2025, January 1, 2026 and January 1, 2027, subject to continuous employment with the Issuer, and accelerated vesting upon a change in control of the Issuer.

On November 29, 2023, the Mr. Luzon sold 4,683 Shares at a price per share of $0.6838 pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person on August 31, 2023.

Item 4.	Purpose of Transaction

Item 3 above is hereby incorporated into this Item 4 by reference. Each Reporting Person serves as an executive officer of the Issuer and, in such capacity, may be involved in reviewing transactions involving the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date hereof, each Reporting Person in their individual capacities do not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. Each Reporting Person may, at any time and from time to time, (i) review or reconsider his or her position in the Issuer or change his or her purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

From time to time, each Reporting Person may also acquire beneficial ownership of additional Shares or other securities of the Issuer as compensation from the Issuer, by purchase or otherwise, including, including, but not limited to, awards of restricted Shares, options to purchase Shares, and restricted stock units for Shares, or dispose of some or all of the Shares beneficially owned by such Reporting Person in the open market or in privately negotiated transactions (which may be with the Issuer or with third parties) on such terms and at such times as such Reporting Person may deem advisable.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

(c)	No transactions in the Issuer’s Shares were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit A to the Schedule 13D filed by the Reporting Persons with the SEC on November 21, 2022, pursuant to which the Reporting Persons agreed to file such Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of October 31, 2022 (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on November 21, 2022)

Exhibit B	Form of Section 102 Capital Gain Restricted Stock Award Agreement under the My Size, Inc. 2017 Equity Incentive Plan

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024	By:	/s/ Ronen Luzon
Ronen Luzon

Dated: February 16, 2024	By:	/s/ Billy Pardo
Billy Pardo